SIYATA MOBILE INC.

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

December 2, 2021

United States Securities and Exchange Commission

Department of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone, Esq.

Re:	Siyata Mobile Inc. Registration Statement on Form F-1 File No. 333-261190 Originally filed on November 18, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Siyata Mobile Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, December 3, 2021, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to our counsel, Peter Gennuso at McCarter & English, LLP, at (212) 609-6862.

Sincerely,

/s/ Marc Seelenfreund
Marc Seelenfreund, Chief Executive Officer